ll|9

06018290

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Witwatersrand Consolidated Gold Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

FILE NO. 82- 34986 FISCAL YEAR 2-28-06

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 11/9/06

# WITS GOLD

ARLS
2-28-06

## ANNUAL REPORT 2006

Witwatersrand Consolidated Gold Resources



*A Long Term Option on Gold*

WITS GOLD

## CONTENTS



***A Long Term Option on Gold***

*Photograph on the cover:*

Deelkraal No 3 Shaft infrastructure (unfinished) located on Wits Gold prospecting rights in the Potchefstroom Goldfield, with a Witwatersrand gold mining operation in the background.

**Gold price in $/oz and R/kg (January 2000 to 31 July 2006)**


US$/oz
R/kg
800
700
600
500
400
300
200
100
160,000
140,000
120,000
100,000
80,000
60,000
40,000
Jan May Sep Jan May Sep Jan May Sep Jan May Sep Jan May Sep Jan May Sep Jan May
2000 2001 2002 2003 2004 2005 2006
US$/oz
R/kg

**Wits Gold JSE Limited share price and trading volumes (24 April 2006 to 31 July 2006)**


Volume
Cents per share
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
April
May
June
July
Closing
Volume

## AT A GLANCE

- SAMREC compliant 158 Moz inferred resource in the world's most important gold province
- Designed for gold bulls as a long-term call option on gold and SA Rand
- 40% broad based HDSA shareholding, 26% secured until 2014
- Contractual ties to SA gold majors
- Small, focused exploration team
- Immediate drill programme on five priority projects containing 42.9 Moz

Witwatersrand Consolidated Gold Resources Limited (Wits Gold) is a JSE Limited listed gold exploration company (JSE: 'WGR') with substantial resources in the world's premier gold province, the Witwatersrand Basin in South Africa. Wits Gold has been granted 'new order' prospecting rights in eight key areas strategically positioned adjacent to mining operations in the Southern Free State, Potchefstroom and Klerksdorp Goldfields. These prospecting rights cover a total area of 908 km$^2$ and according to an independent review by Snowden Mining Industry Consultants, contain an inferred resource of 158.8 Moz of gold and 134 Mlbs of uranium. This represents one of the largest *in situ* gold resources in the world, available to a single exploration and mining company.

The exploration strategy adopted by Wits Gold is to add value through improved resource definition. This will be achieved by a combination of selective diamond drilling and refining geological models. Initially this drilling will target five of the project areas in which recognised conglomerate reefs have previously been intersected at depths of less than 2,500 metres. These areas currently contain an inferred resource of 42.9 Moz of gold, including an indicated resource of 3.8 Moz. The objective of this programme will be to progress at least one of these projects to the pre-feasibility stage within the next three years. At the same time, geological models in the areas containing resources at depths of 2,500 metres to 5,000 metres will be assessed to prioritise future exploration.

**The Witwatersrand Basin showing mine areas and Wits Gold prospecting rights**


Johannesburg
Carletonville
Potchefstroom Goldfield
Potchefstroom
Klerksdorp
Klerksdorp Goldfield
Welkom
Southern Free State Goldfield
South Africa
N
Mine areas
Wits Gold prospecting rights
Central Rand Group
West Rand Group
50 Km

82-34986

Witwatersrand Consolidated Gold Resources Limited
Incorporated in the Republic of South Africa
Registration Number 2002/031365/06
JSE Code WGR
ISIN: ZAE000079703
Wits Gold or the Company

Wits Gold is pleased to announce the raising of capital by way of a general issue of shares for cash This issue for cash was completed at a price of R55.00 per share resulting in gross proceeds of R30,683,510 (US$4m). The issue for cash was arranged internationally by JP Morgan Chase Bank to institutional shareholders. This placement represents a 2.23% increase in the issued ordinary share capital of the Company and will be used primarily to fund Wits Golds accelerated exploration programme in the Witwatersrand Basin.

These proceeds will also be used to complete a core storage facility near Potchefstroom in the North West Province. The core shed will house diamond drill core from the Companys exploration programmes to complement the 526 km of diamond drill core that was acquired along with the old order mineral rights from AngloGold Ashanti, Gold Fields and Harmony.

For further information please contact:

Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749

Hethen Hira
Investor Relations Manager
Tel: +27 11 832 1749

Johannesburg
27 October 2006

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 27/10/2006 12:32:03 PM Produced by the JSE SENS Department



**27/10/2006 Source: JSE NEWS SERVICE**

**Private placement of shares realizes R30.7m. for Wits Gold**
This is a company press release.
'27-OCT-06 22:48'

**Private placement of shares realizes R30.7m. for Wits Gold**

WITS GOLD, the JSE-listed gold exploration company, has announced that it has completed the private placement of 557 882 of its shares to a number of international specialist gold funds. This has realised gross proceeds of R30,7 million to provide additional finance for an accelerated exploration programme in the Witwatersrand Basin.

The private placement to institutional investors was arranged by JP Morgan Chase Bank.

The placement – at R55 a share – represents a 2.23% increase in the issued ordinary share capital of Wits Gold.

Chief Financial Officer Derek Urquhart commented: "We are extremely pleased with the appetite shown by the specialist gold funds in Wits Gold as a long term option on gold. "

The proceeds will also be used to complete a core storage facility near Potchefstroom. The core shed will house diamond drill core from the company's exploration programmes to complement the 526km of diamond drill core that was acquired along with old order mineral rights from AngloGold Ashanti, Goldfields and Harmony.

These rights have since been converted to new order rights.

Wits Gold holds prospecting rights to one of the world's largest gold resources available to a single exploration company. Its prospecting rights in the Potchefstroom, Klerksdorp and Southern Free State Goldfields cover 90 825 hectares and contain a total Inferred Resource of 158.8Moz of gold and 134.7 million pounds of uranium oxide.

The company recently announced that it was stepping up its drilling programme to improve the definition of these resources.

The first site under investigation is at De Bron in the Southern Free State Goldfield. Drilling will soon begin at a second site, this time in the Bloemhoek area, also in the Southern Free State.

**Wits Gold listed on the JSE in April and is included in the Satrix Resources Index of the JSE's top 20 resource companies by market capitalisation.**

ISSUED ON BEHALF OF:
**WITS GOLD**
BY:
**CLEAR DISTINCTION COMMUNICATIONS**

CONSULTANCY CONTACT:
Carol Dundas
Tel: (011) 444-0650
Mobile: 083 447 6648

WITS GOLD CONTACTS:
Marc Watchorn or Hethen Hira
Tel: (011) 832-1744 / 1749
Mobile: 082 886 6106 / 083 300 2222

Wits Gold - Annual General Meeting and General Meeting
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/
JSE Code: WGR
ISIN: ZAE000079703
(Wits Gold)
Annual General Meeting and General Meeting
The Annual General Meeting (AGM) and a General Meeting of Wits Gold shareholders was held in Johannesburg today. The purpose of the AGM was to consider the resolutions as set out in the Wits Gold notice of AGM. All of the resolutions tabled at the AGM as well as the General Meeting were duly passed.
Johannesburg
5 October 2006
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 05/10/2006 04:26:16 PM Produced by the JSE SENS Department

**05/10/2006 Source: JSE NEWS SERVICE**

Wits Gold - Appointment of new non-executive director
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/
JSE Code: WGR
ISIN: ZAE000079703
(Wits Gold or the Company)
Wits Gold announces the appointment of a new non-executive director
Wits Gold is pleased to announce the appointment of Gayle Wilson as an independent non-executive director of the Company effective 21 September 2006. Mrs Wilson is a Chartered Accountant with B Com and B Compt degrees. Until her retirement in June 2005, she was an audit partner at Ernst & Young, and since then has consulted to them on accounting and technical issues. During her 23 year career with Ernst & Young, she was intimately involved in the mining industry, beginning during her articles as part of the audit team on the Gold Fields mines. As a partner, she has been responsible over the years for the audits of Eastern Transvaal Consolidated, Avmin (now African Rainbow Minerals), Northam, Aquarius Platinum and certain of the AngloPlats operations. In 1998, she was involved in AngloGolds listing on the NYSE and in 2001 took over as lead engagement partner of their global audit, and continued in that role until her retirement.
Commenting on the appointment of Mrs Wilson, the Chairman of Wits Gold, Adam Fleming said, We are delighted that Gayle has agreed to serve on our Board. Not only does she bring a wealth of financial experience to the Company, but she also shares our common vision for the South African gold mining industry.
For further information please contact:
Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Hethen Hira
Investor Relations Manager
Tel: +27 11 832 1749
Johannesburg
22 September 2006
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 22/09/2006 08:01:44 AM Produced by the JSE SENS Department

**22/09/2006 Source: JSE NEWS SERVICE**

Wits Gold - No Change Statement And Notice Of Annual General Meeting
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
(Wits Gold or the Company)
NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING
Shareholders are advised that the Wits Gold annual report, which contains the annual financial statements for the year ended 28 February 2006, will be posted to shareholders on 28 August 2006. The report contains no modifications to the audited results which were published in the Companys Prospectus dated 18 April 2006.
Notice of the Annual General Meeting
Notice is hereby given that the Annual General Meeting of Wits Gold members will be held on the Mezzanine Floor, Life Centre, 45 Commissioner Street, Johannesburg, on 5 October 2006 at 12:00, to transact the business as stated in the Notice of the Annual General Meeting, included as part of the annual report released today.
Johannesburg
28 August 2006
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 28/08/2006 09:40:41 AM Produced by the JSE SENS Department

**28/08/2006 Source: JSE NEWS SERVICE**

Wits Gold - Wits Gold launches Level 1 ADR programme in the United States
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
(Wits Gold or the Company)
Wits Gold launches Level 1 ADR programme in the United States
Johannesburg: August 7th, 2006
Wits Gold (JSE: WGR; ADR: WIWTY) today announced the launch of a Level one ADR (American Depository Receipt) programme, sponsored by the Bank of New York.
American Depositary Receipts trade like any U.S. security, alleviating certain obstacles associated with investing directly in the home markets of non-U.S. companies. Level I Depositary Receipts are traded in the over-the-counter (OTC) market with prices published in the Pink Sheets.
Wits Golds decision to initiate this ADR programme was based on a number of factors. These include the following:
A larger market for Wits Gold shares with a view to increased liquidity, a broader shareholder base and a stable share price.
An enhanced international image for the Company that should result in improved research coverage.
To provide Wits Gold with access to US capital markets.
To facilitate the trading in the Companys shares and reduce the costs for US investors.
Wits Gold is a Johannesburg based gold exploration company with its primary listing on the JSE Limited in South Africa. The Company has been granted eight prospecting rights which cover 90 825 hectares in brownfields or near mine areas in the Southern Free State, Potchefstroom and Klerksdorp Goldfields of the Witwatersrand Basin. These combined areas contain a SAMREC compliant Inferred Resource of 158.8Moz of gold and 134.7 million lbs of U3O8. The immediate exploration strategy for Wits Gold is to add value through improved mineral resource definition by undertaking additional drilling in five priority projects. The objective of the exploration programme will be to progress at least one project to the pre-feasibility stage within the next three years.
For further information please contact:
Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Hethen Hira
Investor Relations Manager
Tel: +27 11 832 1749
www.witsgold.com
Johannesburg
7 August 2006
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
(Registration number 1970/003711/07)
Cautionary note concerning forward-looking statements: Certain statements in this release that are not historical facts constitute forward-looking statements involving known and unknown risk and uncertainties that are beyond the ability of the Company to control or predict and that could cause actual events or results to differ materially from those anticipated in such forward-looking statements. These forward-looking statements are made only as of the date of this document and the Company undertakes no obligation to publicly update or revise these forward-looking statements.
Date: 07/08/2006 07:30:22 AM Produced by the JSE SENS Department

**07/08/2006 Source: JSE NEWS SERVICE**

Witwatersrand Consolidated Gold Resources Limited
Incorporated in the Republic of South Africa
Registration Number 2002/031365/06
JSE Code WGR
ISIN ZAE000079703
"Wits Gold" or "the Company"

INCREASE IN GOLD RESOURCES REPORTED BY WITS GOLD DUE TO ADDITIONAL PROSPECTING RIGHTS IN THE POTCHEFSTROOM AND KLERKSDORP GOLDFIELDS

Wits Gold today announced that the Company has been granted two additional prospecting rights for gold in the North West and Free State Provinces in terms of Section 17 of the Minerals and Petroleum Resources Development Act, Act 28 of 2002.

In the Potchefstroom Goldfield a prospecting right for gold has been granted over 9 804 hectares, covering various portions of the farms Boschhoek 393 IQ, Buffelsvlei 383 IQ, Opleiding 626 IQ, Gerhardminnebron 139 IQ, Nauuwpoort 385 IQ, Oudedorp 376 IQ, Stompoorfontein 391 IQ, Turffontein 126 IQ, Vyfhoek 428 IQ, Witkoppiesfontein 392 IQ, Witpoort 419 IQ and Byl 421 IP, situated within the Magisterial Districts of Potchefstroom, Ventersdorp and Klerksdorp. This prospecting right serves to consolidate the area previously held by Wits Gold in the Potchefstroom Goldfield, so that prospecting rights for gold held by the Company in this region presently covers a total of 54 462 hectares. These rights are valid for a period of five years until 2011.

A SAMREC compliant resource estimate was previously completed by Snowden Mining Industry Consultants (Snowden) for the Company"s prospecting right in the Potchefstroom Goldfield. This formed part of a Competent Person"s Report that was included in the Wits Gold Prospectus prepared for the Company"s primary listing on JSE Limited on 24th April, 2006. This report calculated that an Inferred Resource of 65.2Moz of gold was contained in a combination of Witwatersrand reefs occurring in the Bird and Main Reef Formations as well as the VCR. More recently, Snowden have estimated that the new prospecting right contains an additional Inferred Resource of 10.6Moz of gold, so that the total Inferred Resource attributable to Wits Gold in the Potchefstroom Goldfield is now 75.8Moz of gold.

A second prospecting right has also been granted over 1 230 hectares in the Free State Province where it covers various portions of the farms Fraaiuitzicht 189, Kleinfontein 369 and Golden Vaal 562 in the Magisterial District of Viljoenskroon.

This new prospecting right serves to consolidate the area previously held by Wits Gold in the Klerksdorp Goldfield, so that prospecting rights for gold held by the

Company in this region now cover a total of 13 302 hectares. These rights are also valid for a period of five years until 2011.

A SAMREC compliant resource estimate was previously completed by Snowden for the Company's prospecting right in the Klerksdorp Goldfield. This study calculated that an Inferred Resource of 33.3Moz of gold was contained in the Vaal Reef. Subsequently, Snowden have estimated that the new prospecting right contains an additional Inferred Resource of 6.2Moz of gold, so that the total Inferred Resource attributable to Wits Gold in the Klerksdorp Goldfield is now 39.5Moz of gold.

In addition to these resources in the Potchefstroom and Klerksdorp Goldfields, Wits Gold also holds prospecting rights in the Southern Free State Goldfield. Consequently, the Company has now been granted eight prospecting rights in various parts of the Witwatersrand Basin, covering 90 825 hectares. These combined areas contain a total Inferred Resource of 158.8Moz of gold in addition to 134.7 million lbs of U3O8.

The immediate exploration strategy for Wits Gold is to add value through improved resource definition. This will be achieved partly by the refinement of geological models based on the diamond drill core obtained from the Harmony JV, Gold Fields and AngloGold Ashanti. This core includes information from 203 boreholes containing 2 882 reef intersections. In addition, the Company has plans to undertake further drilling initially in five of the higher grade, shallower (500-2500 metres below surface) areas where recognised auriferous conglomerates have previously been intersected. Three of these priority targets are situated in the Southern Free State Goldfield where they contain an Inferred Resource of 24.7Moz Au, whilst the other two areas with an Inferred Resource of 18.2Moz Au occur in the Potchefstroom Goldfield. In the Klerksdorp Goldfield, a review of the acquired seismic and borehole data will enable the Company to develop an exploration strategy for this region. The objective of the exploration programme will be to progress at least one project to the pre-feasibility stage within the next three years.

Johannesburg

23 June 2006

**Produced by the JSE SENS Department**
**23 June 2006**



*From left to right: Dirk Muntingh, Hethen Hira, Derek Urquhart, Humphrey Mathe, Adam Fleming, Taole Mokoena and Marc Watchorn*

### Mr Adam Fleming, Chairman (Non-executive) (57)

Adam Fleming has a track record of creating shareholder value in the South African gold mining industry. He was appointed chairman of Harmony Gold in 1999 and remained so during the metamorphosis of the company from a single mine operation into the fifth-largest gold mining company in the world. He resigned as chairman of Harmony Gold in 2003 and initiated the formation of Wits Gold.

### Prof Taole Mokoena, Deputy chairman (Independent, non-executive) (53)

Taole Mokoena, who is head of surgery at Pretoria University, represents Continental Africa Gold Resources Consortium, a broad-based group of black shareholders in Wits Gold. He has had considerable experience as a director of a number of public and unlisted companies at different times, including Johnnic, M-Cell, African Partnerships, Managed Care-SA, Network Healthcare, African Legend and Eyesizwe Coal.

### Dr Humphrey Mathe, Director (Independent, non-executive) (55)

Humphrey Mathe is a geologist with more than 30 years experience in the mineral exploration and mining industry covering various mineral commodities. He represents Tranter Kismet Investments, a group of South African black professionals who are shareholders in Wits Gold. He is currently operations director for Eyesizwe Coal, the fourth-largest coal producer in South Africa.

### Dr Marc Watchorn, Chief executive officer (52)

Marc Watchorn is a geologist with over 25 years experience in the international gold sector. He worked for Anglo American Corporation between 1981 and 2002 after which he undertook an independent review of the Witwatersrand Basin. The results of this study formed the basis for Wits Gold's subsequent negotiations with the SA gold mining companies and resulted in the acquisition of the Wits Gold mineral rights.

### Mr Derek Urquhart, Chief financial officer (50)

Derek Urquhart is a qualified chartered accountant (SA). After graduating, he established an auditing practice and was later involved in management of Tyco Truck Manufacturers where he also served as vice chairman of the board of directors until his resignation in 2001 to follow his private business interests.

### Mr Hethen Hira, Investor relations manager (36)

Hethen Hira started his career as a geologist at the Council for Geoscience after which he joined West Rand Consolidated Mines. Following the merger with Harmony Gold in 1999, he was seconded to the New Business Division and then Corporate Strategy, where he evaluated growth and acquisition opportunities for Harmony Gold.

### Mr Dirk Muntingh, Exploration manager (44)

Dirk Muntingh is a geologist who started his career at the Council for Geoscience after which he joined the Gold Division of Anglo American Corporation in 1987. Following two years at Elandsrand Gold Mine he transferred to the New Projects Development Unit. He was then appointed as exploration manager for Ghana in West Africa, followed by a similar role in Perth, Australia. He left AngloGold Ashanti in 2000 to pursue an independent career as a geological consultant and joined Wits Gold in March 2006.





Chairman

**Adam Fleming**

## Dear Shareholder

You will find, in the chief executive's report, the historical progress of your company and its future plans. So I thought I would concentrate instead on attempting to answer some of the queries most often raised in our contact with shareholders and investment professionals.

### Gold price

For many, gold belongs in the dustbin of history. Something nice to wear on the wrist and round the neck but as an investment ... forget it. After all, there are very few things of value worth less than in 1980, and gold is one of them.

Certainly precious metals have been out of fashion just as they were in the 1920s, and the 1960s. But in financial history, as in nature and in every-day life, there are cycles ... tides that ebb and flow. The chart on the following page is worth a thousand words to me.

Will history repeat itself? Will the gold price match the Dow Jones some time in the foreseeable future? Will gold trade many times its current price? I would not bet against it.

### Why gold shares?

They offer investors' leverage to the gold price. It costs the same to mine a tonne of ore whether the price is $100 or $10,000 an ounce. So profits and losses rise and fall in an exaggerated way compared with movements in the bullion price. Investors who are optimistic about the future of gold are attracted by this feature in gold shares and pay a premium or higher multiple of earnings compared with what they would pay for a normal industrial company's shares. The rule of thumb is that gold shares go up or down three times as much as the underlying movement in the gold price. The more marginal a company's assets (i.e. deep or low grade), the more exaggerated the move ... perhaps over 10 times the relative change in the metal price.

### Why Wits Gold?

Many of the company's resources are relatively deep but substantial (independently assessed by international experts Snowden Mining Industry Consultants and about the sixth largest in the world according to our assessment). So the shares should be very highly geared to the gold price. As our future working costs will be in Rand,

**Number of ounces of gold to buy one unit of the Dow Jones Industrial Index**



Ounces
45
40
35
30
25
20
15
10
5
0
5oz
13oz
3oz
27oz
3oz
40oz
1915
1925
1935
1945
1955
1965
1975
1985
1995
2004


movements in that currency related to the Dollar, in which gold is traded, will also affect the share price.

## At what gold price do Wits Gold's resources become profitable?

Although AngloGold Ashanti, Gold Fields and Harmony spent approximately $70 million on prospecting our resource (we have over 500 kilometres of diamond drill core to prove it!), we don't have enough information yet to be able to answer this with confidence. The drilling programme we have just embarked upon is designed to provide you, and us, with a better perspective on these economics.

## OK, but if you don't make profits currently, why should Wits Gold have any value?

Investors buy our shares for two primary reasons. First, our resource is huge and in the world's foremost gold mining system, the Witwatersrand Basin. Worldwide, only few multi-million ounce gold deposits have been discovered in the last decade as shown in the graph on the next page, and the major gold producers are finding it increasingly difficult to find new deposits in any quantities.

So our company is in the strong strategic position of having a lot of what other people want!

Second, every share of Wits Gold represents over 6 oz of gold in the ground. Our prospecting rights give us a 13 year right to that gold; if we develop any of it into a mine, the government will grant us a 30 year mining right. So each share represents an option on the future gold price. The average quoted gold exploration share worldwide is valued by the stock market at over $30 per ounce of its gold resource. And if you tried to get a 10 year option on gold at $1,000 in the derivative market it would cost you over $150 per ounce. At around $1.60 per oz, we believe Wits Gold is the cheapest option on gold anywhere in the world.

## Even so, most of your gold is too deep to be mined ... ever!

Sceptics said the same shortly after the Witwatersrand had been discovered in 1886 in the days when mines were shallow and very high grade. And they have been saying the same ever since – in the late 1950s when Anglo American Corporation developed the mammoth Western Deep Levels

**Major gold discoveries**


Moz
120
100
80
60
40
20
0
1991
1992
1993
1994
1995
1996
1998
1999
2000
2001
2002
2003
2004
2004

*Source: Metals Economics Group*

mine and in the 1980s when the Moab Khotsong orebody was outlined. Nearly one third of Wits Gold's resource lies in relatively shallow ground in the Southern Free State alongside the Harmony and Gold Fields' mines – Joel and Beatrix. And none of our resource lies below 5,000 metres – recognised as the theoretical limit of current mining technology. It's all about the gold price, and, if you believe the Dow vs Gold chart, most of South Africa's deep level gold will come into play in the foreseeable future.

### When will you be able to market Wits Gold in the USA?

The richest and most developed gold market exists in North America. So, while our primary listing is in Johannesburg, we hope to follow this later with a secondary listing on an international stock exchange to broaden our investor access.

### When will your shares become more marketable?

At the moment, only 20% of the shares in the company are freely tradable. By end October, 74% of the shares will become tradable which will improve the marketability of the company. However, the directors and management of Wits Gold are gold bulls so don't expect significant blocks of shares to become available.

Depending on the valuation of the company, we plan to raise further capital in the future. This will allow us to increase the number of drilling rigs on our properties, and will also broaden the market in our shares.

Finally … there has been some criticism of the new minerals legislation in South Africa. We disagree strongly. Without it, we would not exist. And our shareholders would not have the opportunity to invest in the future of one of the largest pieces of gold real estate in the world. History will show just how enlightened this legislation has been in energising the next stage of the development of the Wits Basin. Also, please be under no illusions. This company is strictly for gold bulls. No-one should own our shares unless they believe, as we do, that the future of gold is bright and that, as the realisation dawns that existing reserves of this rare element are no longer being replaced adequately, the price can only go much, much higher.

Adam Fleming
*Chairman*
18 July 2006



Chief executive officer

**Dr Marc Watchorn**

I am pleased to present my first annual report to our shareholders. The standard financial reporting period is to 28 February 2006, however there have been many significant developments in Wits Gold since that date. For this reason, I would like to include discussion on more recent events that occurred after the conclusion of our financial year. Not least of these has been our listing on the JSE Limited that took place on 24 April 2006.

Wits Gold was originally established to acquire substantial gold resources in the world's most important natural source of gold, the Witwatersrand Basin. The idea in early 2003 was that such a multi-million ounce resource would act as a long-term option on the gold price. The timing of the formation of our company was crucial as it coincided with the introduction of new mining legislation in South Africa. These new laws became operational in May 2004 and effectively transferred the country's mineral rights and their administration to the Department of Minerals and Energy. Immediately prior to the introduction of these laws, we had managed to secure 'old order' mineral rights from three of the major gold companies in brownfields or near mine areas of the Witwatersrand Basin. In order to conclude these agreements with AngloGold Ashanti, the Armgold-Harmony Freegold Joint Venture and Gold Fields, we gave these companies a 40% claw back option should we complete a feasibility study and establish a new mine.

Prior to listing Wits Gold on the JSE Limited, we had to convert these original mineral rights into 'new order' prospecting rights. This required compliance with the South African Mining Charter to include Black Economic Empowerment (BEE) shareholders. Accordingly, we have forged relationships with Continental Africa and Tranter Kismet as well as founding the Wits Gold Women's Trust.

This is an educational trust, established to assist disadvantaged women to enter the mining industry. These parties together with BEE staff presently own a 40% stake in Wits Gold. Our BEE partners are committed in terms of a Relationship Agreement to maintaining at least a 26% shareholding until 2014, as required by the Mining Charter.

As part of the mineral rights agreements with the major gold companies, we took ownership of the historical exploration data from the areas that we had acquired in the Southern Free State, Potchefstroom and Klerksdorp Goldfields. This substantial dataset included core and associated records from 203 boreholes containing 2,882 intersections of Witwatersrand reefs. All of this information was received in paper format that had to be compiled into an electronic database. At the same time we undertook geological reviews of the borehole core and assay results from these key areas. An independent audit of this information was subsequently completed by Snowden Mining Industry Consultants, who also prepared a Competent Person's Report for submission to the JSE Limited as part of the Wits Gold prospectus. At the time, Snowden concluded that the six prospecting rights awarded to Wits Gold contained a SAMREC compliant inferred resource of 142 Moz of gold and 134 Mlbs of uranium. Since listing, Wits Gold has been granted two additional prospecting rights, increasing our inferred resources to 158 Moz of gold and 134 Mlbs of uranium.

Immediately prior to our listing on the main board of the JSE Limited, we issued 400,000 shares to about 400 shareholders to meet the exchange's regulatory requirements. This issue was made at R20 to ensure a successful debut. In the two-and-a-half months since that date, the share has performed at significantly higher levels, fuelled at least partly by a steady appreciation in the gold price. Daily trading volumes averaged about 35,000 shares during the first month after listing and have subsequently declined to 10,000 – 20,000 shares per day. The market capitalisation of Wits Gold has increased to about R1.9 billion and accordingly our shares have been included in the following JSE indices:

- Gold Mining
- Basic Materials
- All Share
- Resources
- Mining
- Value and Growth
- Small Cap

A number of challenges lie ahead of Wits Gold as an emerging exploration company, although at this stage, I believe that there are two key aspects that need to be addressed. The first concerns our investor relations programme that ultimately will affect the trading and valuation of our shares, as well as the company's ability to raise future capital. Accordingly, a schedule has been compiled to access existing as well as potential future investors at a variety of local and international gold shows. The objective is to publicise the achievements and goals of Wits Gold to both institutional and retail investors. The significance of this approach was well illustrated during a recent road show that our management team undertook to Cape Town, Johannesburg, London, Paris, Geneva, Zurich, Toronto, New York and Hong Kong.

The other important area of development for Wits Gold is our exploration programme during which we intend to improve the definition and therefore the value of our gold and uranium resources. Following an earlier review of our assets, five priority exploration projects have been delineated on the basis of multiple reef development, gold grade distribution and their reasonably shallow nature in the range of 500 – 2,500 metres below surface. Three of these projects are situated in the Southern Free State Goldfield and two in the Potchefstroom Goldfield. It is our intention to move at least one of these projects to the pre-feasibility stage during a programme of 25 boreholes that will be completed during the next three years.

In closing, I would like to thank the many individuals and organisations who have assisted in building Wits Gold to its present position in the South African gold industry. This applies particularly to the shareholders who shared our vision and demonstrated faith in our ability to establish this company. A special vote of thanks must also be extended to our management team and staff as well as the board of directors without whose support this project would have been impossible.

**Dr M B Watchorn**
*Chief executive officer*
18 July 2006

## Southern Free State Goldfield

Wits Gold has been granted two adjoining prospecting rights for gold and uranium covering an area of 12,853 hectares in the Southern Free State Goldfield. These areas, shown in the figure below, are situated to the south of the major mining operations of Harmony Gold and to the east of the Beatrix mine operated by Gold Fields. A feature of the Southern Free State Goldfield is that most of the mines are shallow by Witwatersrand mining standards, as their reserves are generally situated less than 2,500 metres below surface.

Four exploration projects have been delineated in the prospecting rights granted to Wits Gold, namely Bloemhoek, De Bron, Robijn, and Hakkies. These projects, shown in the figure below, have been outlined using a combination of the reef depth and continuity in addition to gold grade distribution. An *in situ* mineral resource evaluation classified according to the South African Mineral Resource Committee (SAMREC) Code shows these areas to contain an inferred resource of 43.5 Moz of gold and 134 Mlbs of uranium.

The original geological data obtained from the Armgold-Harmony Freegold Joint Venture comprised borehole core from 98 boreholes, together with paper records of the borehole logs and sampling results. Most of the drilling was completed by Anglo American Corporation of South Africa during exploration programmes undertaken in the 1980s. Results of this drilling reveal that the conglomerate reefs in these areas were intersected at depths ranging between 500 and 2,600 metres below surface.

These data have been captured in an electronic database in order to enable geological models to be produced and resources to be quantified. Wits Gold's immediate exploration programmes will involve selective diamond drilling that will focus on the shallower Bloemhoek, De Bron and Robijn projects. In these areas the reefs are generally situated at depths of between 500 and 2,000 metres below surface.

The completion of the first phase drilling programme will result in an improved assessment of the mineral resources in these areas. This will allow the undertaking of pre-feasibility studies including a preliminary mine design. Information from this investigation will provide an insight into the capital and operating costs of mining. Thereafter it will be possible to construct financial models to evaluate the economic viability of these projects using different gold price scenarios.

**Wits Gold prospecting rights and projects in the Southern Free State Goldfield**


Welkom
N
Virginia
D
B
A
C
10 Km
Johannesburg
Welkom
South Africa
Wits Gold Projects
A Bloemhoek
B De Bron
C Robijn
D Hakkies
Mining Leases
Gold Fields
Harmony
Thistle
Town
Wits Gold prospecting rights
Wits Gold prospecting rights under application

### Potchefstroom Goldfield

The Potchefstroom Goldfield, previously referred to as the 'Potchefstroom Gap', was thought to represent an area where the Witwatersrand reefs are either absent or poorly developed. However, results from subsequent exploration drilling, particularly during the 1980s, produced geological information which indicated that the low success rate of historical exploration in this area could be attributed to the limited geological understanding rather than the lack of reefs.

The most significant obstacle to future mining in this area is the depth of prospective reefs below surface, as it is estimated that some 80% of the resource in the Potchefstroom Goldfield lies at a depth in excess of 2,500 metres. The future exploitation of these reefs will clearly be a function of economics. There are, however, selected areas in the northern and northwestern parts of the goldfield where these reefs are preserved at depths in the range of 1,500 to 2,500 metres.

Wits Gold has been granted prospecting rights over four contiguous areas that cover 64,670 hectares. The company acquired historic drill information relating to 95 boreholes from AngloGold Ashanti and Gold Fields. The integration of this information in an electronic database has resulted in an improved appreciation of the reefs developed as well as the related gold distribution. For the first time, we have been able to quantify the mineral resources contained within the Potchefstroom Goldfield.

Based on a combination of available gold data as well as the geology and depth of the reefs below surface, six exploration projects have been defined in the Potchefstroom Goldfield. In two of the areas, historical drilling successfully encountered Witwatersrand reefs at relatively shallow depths. This applies to the Boskop project, where prospective reefs have been intersected at depths in the range of 1,000 to 2,000 metres below surface. Similar encouragement has been received in the Kleinfontein project, where reefs have been intersected at depths of less than 2,000 metres below surface. Wits Gold's initial exploration programmes will be focused on diamond drilling aimed at improving the definition of the mineral resources in these shallower areas.

A feature of the Potchefstroom Goldfield is the general relationship between the depth of the reefs and their contained gold grades. Consequently most of the higher gold grades that have been intersected occur at depths of greater than 2,500 metres below surface. This applies particularly to the Kleinfontein Deeps, Potchefstroom Deeps and Deelkraal South projects. In these areas Wits Gold's initial exploration activities will commence with a

**Wits Gold prospecting rights and projects in the Potchefstroom Goldfield**


Carletonville
N
B
F
C
A
E
D
Potchefstroom
10Km
Johannesburg
Potchefstroom
South Africa
Wits Gold Projects
A Boskop
B Kleinfontein
C Kleinfontein Deeps
D Potch Deeps
E Deelkraal South
F Livingstone Reefs
Wits Gold prospecting rights
Mining Leases
AngloGold Ashanti
DRDGold
Harmony
Gold Fields
Town

detailed review of the available seismic and borehole data in order to prioritise future deep drilling programmes. This will enable the company to identify target areas with the potential to support long life Witwatersrand mines.

### Klerksdorp Goldfield

Wits Gold has been granted prospecting rights for gold over 13,302 hectares located towards the southern extreme of the Klerksdorp Goldfield. These prospecting rights contain a total of 10 boreholes that have intersected Witwatersrand reefs. Our objective in this environment is to identify similar high grade resources as those currently being exploited by the adjacent Moab Khotsong Mine that was recently commissioned by AngloGold Ashanti.

At this stage, a review of available data has enabled Wits Gold to delineate three exploration projects in the Klerksdorp Goldfield, namely Kromdraai, Cyfervlei and Groenfontein. In view of the shallower exploration targets available in our other exploration projects, immediate work on these Klerksdorp projects will be restricted to an appraisal of the available seismic and borehole data. This will assist in refining the current interpretation of the structural geology of the area. The completion of this structural interpretation will facilitate future deep hole drilling to improve the definition of the resources. This exercise is intended to prioritise exploration in discrete areas that display the potential to support deep-level mines.

**Wits Gold prospecting rights and projects in the Klerksdorp Goldfield**


Klerksdorp
A
B
C
N
10Km
Johannesburg
Klerksdorp
South Africa
Wits Gold Projects
A Kromdraai
B Cyfervlei
C Groenfontein
Wits Gold prospecting rights
Mining Leases
AngloGold Ashanti
Simmer and Jack
Harmony
Aflease Gold
Town

## Reporting code

The South African Mineral Resources Committee or SAMREC Code, which sets out the internationally recognised procedures and standards for reporting of mineral resources and reserves in South Africa, has been used for the declaration of Wits Gold's mineral resources. This code was developed by the South African Institute of Mining and Metallurgy and is the recommended guideline for reserve and resource reporting for companies listed on the JSE Limited. The framework of the SAMREC Code is shown in the diagram below.

## Definitions as per the SAMREC Code

A **'Mineral Resource'** is a concentration or occurrence of material of economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, or estimated from specific geological evidence, sampling and knowledge interpreted from an appropriately constrained and portrayed geological model. Mineral resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated and measured categories.

An **'Inferred Mineral Resource'** is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and sampling and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

An **'Indicated Mineral Resource'** is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations

**Framework of the SAMREC Code**


Increasing confidence in modifying factors
Measured
Indicated
Inferred
Mineral Resources
(Reported as in-situ mineralisation estimates)
Exploration Results
Increasing level of geoscientific knowledge and confidence
Consideration of mining, economic, marketing, legal, environmental, social and governmental factors
Proved
Probable
Mineral Reserves
(Reported as mineable production estimates)

such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A **'Measured Mineral Resource'** is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A **'Mineral Reserve'** is the economically mineable material derived from a measured and/or indicated mineral resource. It includes diluting materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a pre-feasibility study for a project, or a life of mine plan for an operation, must have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.

A **'Probable Mineral Reserve'** is the economically mineable material derived from a measured and/or indicated mineral resource. It is estimated with a lower level of confidence than a proved mineral reserve.

A **'Proved Mineral Reserve'** is the economically mineable material derived from a measured mineral resource. It is estimated with a high level of confidence.

## Assessment and reporting criteria of Wits Gold mineral resources

Prior to the Wits Gold listing on the JSE Limited, Snowden Mining Industry Consultants (Snowden) was commissioned to compile a Competent Person's Report (CPR) on our mineral assets. This CPR was published as part of the Wits Gold prospectus issued on 18 April 2006. The mineral resources reported in this section have been updated subsequently to include the total resources contained within the eight prospecting rights that have now been granted. The total resources have been classified in the tables overleaf according to the SAMREC Code.

In the Southern Free State Goldfield, our prospecting rights include uranium in addition to gold. However in the Potchefstroom and Klerksdorp Goldfields we currently hold prospecting rights for gold only. Applications to include uranium in the Potchefstroom and Klerksdorp Goldfields have been submitted to the Department of Minerals and Energy and are currently being processed.

The mineral resources by project area within the prospecting rights held by Wits Gold are also outlined individually according to the SAMREC Code in the tables overleaf.

Southern Free State Goldfield estimated resources by project area

| Southern Free State | Project | Hakkies | | | Bloemhoek | | | De Bron | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Classification | | Mt | Au (g/t) | $U_3O_8$ (kg/t) | Mt | Au (g/t) | $U_3O_8$ (kg/t) | Mt | Au (g/t) | $U_3O_8$ (kg/t) |
| Total inferred | | 111.8 | 5.4 | 0.210 | 85.0 | 5.1 | 0.281 | 22.0 | 4.7 | 0.131 |
| Total indicated | | | | | 15.3 | 5.4 | 0.320 | 8.0 | 4.8 | 0.339 |
| **Total inferred + indicated** | Total | **111.8** | **5.4** | **0.210** | **100.3** | **5.2** | **0.287** | **30.0** | **4.7** | **0.186** |

Potchefstroom Goldfield estimated resources by project area

| Potchefstroom | Project | Kleinfontein | | | Kleinfontein Deeps | | | Potch Deeps | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Classification | | Mt | Au (g/t) | $U_3O_8$ (kg/t) | Mt | Au (g/t) | $U_3O_8$ (kg/t) | Mt | Au (g/t) | $U_3O_8$ (kg/t) |
| Inferred | Total | 47.2 | 6.1 | – | 41.1 | 4.9 | – | 194.2 | 6.5 | – |

Klerksdorp Goldfield estimated resources by project area

| Klerksdorp | Project | Kromdraai | | | Cyfervlei | | | Groenfontein | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Classification | | Mt | Au (g/t) | $U_3O_8$ (kg/t) | Mt | Au (g/t) | $U_3O_8$ (kg/t) | Mt | Au (g/t) | $U_3O_8$ (kg/t) |
| Inferred | | 57.5 | 16.2 | – | 19.2 | 10.3 | – | 8.2 | 11.9 | – |
| **Total inferred** | | **57.5** | **16.2** | – | **19.2** | **10.3** | – | **8.2** | **11.9** | – |

Total resources attributable to Wits Gold

| Classification | Indicated | | | Inferred | | | Total | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Area | Mt | Au (g/t) | $U_3O_8$ (kg/t) | Mt | Au (g/t) | $U_3O_8$ (kg/t) | Mt | Au (g/t) | $U_3O_8$ (kg/t) | Au Moz | $U_3O_8$ Mlb |
| Southern Free State | 23.3 | 5.2 | 0.327 | 239.5 | 5.1 | 0.224 | 262.8 | 5.1 | 0.233 | 43.5 | 134.7 |
| Potchefstroom | | | | 333.8 | 7.1 | – | 333.8 | 7.1 | – | 75.8 | – |
| Klerksdorp | | | | 84.9 | 14.4 | – | 84.9 | 14.4 | – | 39.5 | – |
| **Total** | **23.3** | **5.2** | **0.327** | **658.2** | **7.3** | | **681.5** | **7.2** | | **158.8** | **134.7** |

| Robijn | | | Total | | | Contained metal | |
|---|---|---|---|---|---|---|---|
| Mt | Au (g/t) | $U_3O_8$ (kg/t) | Mt | Au (g/t) | $U_3O_8$ (kg/t) | Au Moz | $U_3O_8$ Mlb |
| 20.7 | 4.5 | 0.167 | 239.5 | 5.1 | 0.224 | 39.6 | 118.0 |
| | | | 23.3 | 5.2 | 0.327 | 3.9 | 16.7 |
| **20.7** | **4.5** | **0.167** | **262.8** | **5.1** | **0.233** | **43.5** | **134.7** |

| Deelkraal | | | Boskop | | | Total | | | Contained metal | |
|---|---|---|---|---|---|---|---|---|---|---|
| Mt | Au (g/t) | $U_3O_8$ (kg/t) | Mt | Au (g/t) | $U_3O_8$ (kg/t) | Mt | Au (g/t) | $U_3O_8$ (kg/t) | Au Moz | $U_3O_8$ Mlb |
| **20.5** | **14.6** | **–** | **30.8** | **10.0** | **–** | **333.8** | **7.1** | **–** | **75.8** | **–** |

| Total | | | Contained metal | |
|---|---|---|---|---|
| Mt | Au (g/t) | $U_3O_8$ (kg/t) | Au Moz | $U_3O_8$ Mlb |
| 84.9 | 14.4 | – | 39.5 | – |
| **84.9** | **14.4** | **–** | **39.5** | **–** |

## Commitment

The board is committed to the principles of diligence, honesty, integrity, transparency, accountability, responsibility and fairness. The directors accept full responsibility for the application of these principles to ensure that the principles of good corporate governance are effectively practised throughout Wits Gold. Furthermore, the board understands and accepts its responsibility to the shareholders of Wits Gold and endeavours to ensure that Wits Gold conducts its business in the best interests of these shareholders.

## Approach

In discharging its commitment to the practice of good corporate governance within Wits Gold, the board intends to apply, in so far as is reasonable in the circumstances, the code as set out in the second King Report on corporate governance (King Code). The board's approach to implementing the King Code is based on the broad spirit of the code, increased shareholder awareness and prompt and open communication. Although the directors are committed to and support the King Code, they have not yet fully applied the King Code. The company has only two independent non-executive directors and the chairperson is not independent. The directors are of the opinion that due to the early stage of operations of Wits Gold, the current size and composition of the board is appropriate in the circumstances. Over time the directors will endeavour to be fully compliant with the King Code.

## Chairperson and chief executive officer

The board is chaired by Adam Fleming, a non-executive director, although he is not regarded as an independent director in terms of the JSE Limited listings requirements due to an indirect beneficial interest in the company's office lease. The chairperson is responsible for providing leadership to the board, and overseeing its efficient operation. He is intimately involved in planning the strategic future of the company and has also been tasked with ensuring effective corporate governance practices.

The chief executive officer, Dr Marc Watchorn, is responsible for formulating, implementing and maintaining the strategic direction of Wits Gold, as well as ensuring that the day-to-day affairs of Wits Gold are appropriately supervised and controlled.

## Board

The board consists of two executive directors and three non-executive directors, two of whom are independent.

The board's responsibilities include providing Wits Gold with clear strategic direction, ensuring that there is adequate succession planning at senior levels, reviewing operational performance and management, reviewing policies and processes that seek to ensure the integrity of Wits Gold's risk management and internal controls and overseeing director selection, orientation and evaluation.

The board has defined levels of materiality through a written delegation of authority that sets out decisions the board wishes to reserve for itself. The delegation will be regularly reviewed and monitored.

Non-executive directors bring an independent view to the board's decision making. As a group, they have and will continue to exert significant influence at the meetings.

None of the directors has fixed terms of appointment and all the directors are subject, by rotation, to retirement and re-election by shareholders at least every three years, in accordance with Wits Gold's articles of association.

Generally, directors have been and will be nominated based on their calibre, credibility, knowledge, experience, impact they are expected to have, and time and attention they can devote to the role. The remuneration and nomination committee is responsible for vetting the individuals proposed for directorship and making recommendations to the full board for approval. Before nomination, appropriate background checks will be performed on proposed new directors. New directors are taken through a formal orientation programme to induct them in taking fiduciary duties and responsibility and to familiarise them with Wits Gold's operations, senior management and business environment.

The board meets at least four times a year, with additional meetings called if necessary or desirable. Information relevant to a meeting is supplied on a timely basis to the board, ensuring directors can make reasoned decisions. The directors have unrestricted access to information about Wits Gold and its management and, where appropriate, may seek independent professional advice on matters concerning the affairs of Wits Gold, at Wits Gold's expense.

## Board committees

Certain functions of the board have been delegated to committees which will operate within agreed terms of reference approved by the board. The effectiveness of the committees is reviewed annually by the board, based on a self evaluation done by each committee of the degree to which they have fulfilled their terms of reference.

### Audit and risk management committee

The audit and risk management committee consists of at least two non-executive directors, both of whom are independent. The current members of the audit and risk management committee are Dr Humphrey Mathe (chairperson), Prof Taole Mokoena and Mr Brian Dowden (a chartered accountant).

This committee meets at least four times a year and is responsible for assisting the board in fulfilling its responsibilities in respect of financial reporting issues, internal and external audit management, ensuring compliance with laws and regulations, risk management and development/maintenance of an effective internal control system.

Committee members have unrestricted access to information and management of Wits Gold and, where appropriate, may seek the advice of independent professionals on matters concerning the affairs of Wits Gold, at the expense of Wits Gold.

The audit and risk management committee sets the principles for recommending the use of the external auditors for non-audit purposes, that include:

- tax services;
- corporate restructuring;
- merger and acquisition advice; and
- training.

### Remuneration and nomination committee

The remuneration and nomination committee consists of at least two non-executive directors, both of whom are independent. The current members of the remuneration and nomination committee are Prof Taole Mokoena (chairperson), Dr Humphrey Mathe and Mr Brian Dowden (a chartered accountant).

The remuneration and nomination committee meets at least once a year and is responsible for assisting the board in fulfilling its responsibilities in respect of maintaining an appropriate remuneration strategy, ensuring Wits Gold's directors and senior executives are fairly rewarded, providing for succession planning, assessing the effectiveness of the composition of the board and evaluating the board's and individual directors' performances.

The remuneration strategy is aimed at ensuring that levels of remuneration are sufficient to attract, retain and motivate executives and, where appropriate, aimed at aligning the executives' interests with those of shareholders. The current remuneration of management is based solely upon market-related salary packages.

In setting and approving remuneration levels and structures, the committee makes comparisons to remuneration paid by other companies in the same industry or similar industries, taking into account differing levels of responsibility, performance and complexity. The committee also obtains advice from specialist remuneration consultants as and when needed and considers remuneration levels for other executives and staff of Wits Gold.

## Health, safety and environmental policy

The objective of Wits Gold is to increase the value of the company's minerals assets for the benefit of all stakeholders in a socially and environmentally responsible manner. The policy is to ensure and maintain safe and healthy working conditions, as well as safe equipment and systems for all employees and contractors involved in the company's projects. The company is firmly committed to the conservation of the environment with the goal of minimising any risks through a process of planning and consultation with local communities. Contractors involved in the company's projects will be required to provide appropriate equipment and training for the safe and environmentally sound performance of their work.

## Black Economic Empowerment (BEE)

Wits Gold has two prominent BEE shareholders, namely Continental Africa Gold Resources Consortium (Pty) Ltd (Continental Africa), a broad-based group of Historically Disadvantaged South African (HDSA) shareholders represented by Prof Taole Mokoena and Tranter Kismet Investments (Pty) Ltd (Tranter), a group of South African HDSA professionals, represented by Dr Humphrey Mathe. In addition, the Wits Gold Women's Trust (Women's Trust) has been registered as a new charitable organisation with Dr Brigalia Bam as the chairperson. The Women's Trust has been set up to fund training opportunities for South African women within the mining industry. Other founding shareholders include the management and staff of the company as well as a range of institutional and private investors of both South African and international origin. Wits Gold currently has an effective HDSA shareholding of approximately 40%.

## Share dealing

Following the listing of Wits Gold on 24 April 2006, the board has implemented a share-dealing policy, under which the directors, officers and defined employees will not be permitted to deal in the company's shares during a closed period preceding the announcement of Wits Gold's financial results or during other sensitive periods.

Directors will be required to obtain written clearance from the company secretary before dealing in the company's shares. If the company secretary wishes to deal in the company's shares, the company secretary will require the written permission of the chairperson of the audit and risk management committee.

In terms of the JSE Limited listings requirements, any share dealings by directors are required to be published within 48 hours on the Stock Exchange News Service (SENS). A register of share dealings by directors will be maintained by the company secretary and reviewed by the board on a quarterly basis.

## Conflict of interest

In terms of company policy, all directors and executive managers are required to sign, annually, a declaration that they are not aware of any conflicts of interest that may exist as a result of their interest or association with any other company, except as disclosed, setting out for record-keeping purposes all business-related interests they have. As soon as a director becomes aware of any conflict of interest, he is required to disclose such conflict immediately and is precluded from voting on conflicted matters.

## Company secretary

The company secretary will, on an ongoing basis, play an important role in assisting Wits Gold in complying with statutory regulations and the King Code, the induction of new directors, tabling information on relevant regulatory and legislative changes, and giving guidance to the directors regarding their duties and responsibilities. The directors have unlimited access to the advice and services of the company secretary.

### Internal control and risk management

Wits Gold's system of internal control is designed to manage the risk of failure and can consequently only provide reasonable, not absolute, assurance that foreseen risks are mitigated. Management is accountable to the board for designing, implementing, monitoring, and integrating the internal controls into, the day-to-day running of Wits Gold.

The internal controls are focused on the efficiency and effectiveness of operations, safeguarding Wits Gold's assets, legal and regulatory compliance, business sustainability, reliable reporting and responsible behaviour towards shareholders.

A comprehensive review and testing process to check whether Wits Gold is maintaining adequate and effective systems of internal controls has been carried out on an ongoing basis. The board is of the view that current controls are adequate and effective to mitigate, to an acceptable level, the significant risks faced by Wits Gold.

### Shareholder communication

In all communications with shareholders, the board aims to present a balanced and understandable assessment of Wits Gold's position. This is done through adhering to principles of openness and substance over form and striving to address material matters of significant interest and concern to all shareholders.

The board will encourage shareholder attendance at general meetings, and where appropriate, will provide full and understandable explanations of the effects of resolutions to be proposed.

Communication with institutional shareowners and investment analysts will be maintained through periodic presentations of financial results, one-on-one visits, trading statements and press announcements of interim and final results, as well as the proactive dissemination of any messages considered relevant to investors.

### Integrity of directors

Not one of the directors has ever been:

- convicted of an offence resulting from dishonesty, fraud or embezzlement or convicted in any jurisdiction of any criminal offence or any offence under legislation relating to the Companies Act (Act 61 of 1973), as amended (the Companies Act) and no company of which they were a director or alternate director has so been convicted;
- declared bankrupt, insolvent or sequestrated in any jurisdiction;
- at any time a party to a scheme of arrangement, composition or made any other form of compromise with their creditors;
- found guilty in disciplinary proceedings by an employer or regulatory body, due to dishonest activities;
- disqualified by any court from acting as a director of a company or from acting in the management or conduct of the affairs of any company or been the subject of any public criticisms by statutory or regulatory authorities (including recognised professional bodies);
- involved in any receiverships, compulsory liquidations or creditors voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with creditors generally or any class of creditors of any company (where such person is (or was) a director or alternate director of such company at the time of or within the 12 months preceding such events);
- barred from entry into a profession or occupation; or
- convicted in any jurisdiction of any criminal offence or an offence under legislation relating to the Companies Act.

| Name | Salaries R'000 | Fees R'000 | Benefits and bonuses R'000 | Share incentive bonus R'000 | Employer contribution to provident fund | **Total 2006 R'000** | Total 2005 R'000 |
|---|---|---|---|---|---|---|---|
| *Executive directors* | | | | | | | |
| Dr Marcus Watchorn | 930 | — | — | — | — | **930** | 706 |
| Mr Derek Urquhart | 837 | — | — | — | — | **837** | — |
| *Non-executive directors* | | | | | | | |
| Mr Adam Fleming | — | 70 | — | — | — | **70** | 15 |
| Prof Taole Mokoena | — | 60 | — | — | — | **60** | 15 |
| Dr Humphrey Mathe | — | 50 | — | — | — | **50** | 15 |
| Total | 1,767 | 180 | — | — | — | **1,947** | 751 |

All of the directors of Wits Gold have completed and submitted director's declarations in compliance with Schedule 21 of the JSE Limited listings requirements.

## Directors' service contracts and restraints of trade

Normal contracts of employment have been entered into with executive directors Dr Marc Watchorn and Mr Derek Urquhart for periods of two years from September 2005.

There are restraints of trade, but no payments made to the abovementioned directors in respect thereof. Furthermore, no payment has been made or is proposed to be made to any directors and founding directors of the company as an inducement to become a director.

## Appointment, qualification, remuneration and borrowing powers of the company

The articles of association of Wits Gold contain the relevant provisions regarding:

- the qualification, appointment, terms of office and remuneration of directors;
- the borrowing powers of Wits Gold exercisable by the directors. The borrowing powers may be varied by an amendment to the articles of association;
- restrictions that apply to directors when voting on a proposal, arrangement or contract in which they are materially interested and to vote remuneration to themselves or any member of the board; and
- retirement of directors by rotation.

The borrowing powers of the company have not been exceeded during the past three years.

The total aggregate remuneration and benefits paid to the executive and non-executive directors of Wits Gold for the financial years ended 28 February 2005 and 2006 are set out above.

No amounts have been paid to directors in respect of bonuses and performance related payments, expense allowances, commission, gain or profit-sharing arrangements.

No awards or options have been granted to the directors to acquire shares in the company. As at the date of this annual report there is no share purchase or option scheme in place for any of the employees of Wits Gold.

| Name | Direct beneficial | Direct non-beneficial | Indirect beneficial | Indirect non-beneficial | Total | % of issued share capital |
|---|---|---|---|---|---|---|
| *Executive directors* | | | | | | |
| Dr Marcus Watchorn | — | — | 1,015,698 | — | 1,015,698 | 4.05% |
| Mr Derek Urquhart | — | — | 118,198 | — | 118,198 | 0.47% |
| *Non-executive directors* | | | | | | |
| Mr Adam Fleming | — | — | 2,500,000 | — | 2,500,000 | 9.98% |
| Prof Taole Mokoena | — | — | 432,400 | — | 432,400 | 1.73% |
| Dr Humphrey Mathe | — | — | 429,000 | — | 429,000 | 1.71% |
| **Total** | — | — | 4,495,296 | — | 4,495,296 | 17.94% |

As at 31 July 2006 there have been no changes in the directors' interests reflected in the above table.

No fees have been paid, accrued or are proposed to be paid by Wits Gold to any third party in lieu of directors' fees.

## Directors' interests

The table above shows the direct and indirect interest held by the directors in the company's issued share capital at the date of this annual report:

Save as disclosed in the financials section of this annual report, none of the directors of the company has had:

(a) any material interest, direct or indirect, in any transaction entered into by the company during the current or immediately preceding financial year or in any earlier period, that remain in any respect outstanding or unperformed.

(b) any material beneficial interest, direct or indirect, in the promotion of the company or in any property acquired or proposed to be acquired by the company out of the proceeds of the offer of shares during the listing of the company or any other issue in the three years preceding the date of this annual report and no amount has been paid during this period, or is proposed to be paid.

## Major shareholders of Wits Gold

A list of the shareholders, other than directors, as reflected on the company's share register who, at the date of listing of the company, held a beneficial interest of 5% or more of the issued share capital of the company's 25,053,106 ordinary shares so far as they are known to the directors, is set out below.

## Lock-up agreements

The founders of the company in 2003 were Mr Adam Fleming (chairman of the company) and Dr Marc Watchorn (chief executive officer of the company).

The founder shareholders, Continental Africa, East Accrington Foundation, Tranter, Rhodora as well as the executive directors of the company and the Wits Gold Women's Trust have entered into lock up agreements. In terms of these agreements the respective shareholder shall not be entitled to sell any shares held by him/it as at the listing date for a period of six months following the listing of the company on 24 April 2006.

| Shareholder name | Number of shares | % of shares held at listing date |
|---|---|---|
| Continental Africa Gold Resources Consortium (Pty) Ltd | 5,317,600 | 21.23% |
| East Accrington Foundation | 5,280,812 | 21.08% |
| Tranter Kismet Investments (Pty) Ltd | 2,571,000 | 10.26% |

### Relationship agreement (BEE shareholders)

The company together with the major BEE shareholders, Continental Africa, Tranter and the Women's Trust have secured a Relationship Agreement where each BEE shareholder has undertaken to regulate the trading in Wits Gold shares. The agreement was reached in order to ensure the sustainable and long-term compliance by the company with the empowerment requirements of the Mineral and Petroleum Resources Development Act 28 of 2002 (MPRDA) and associated Mining Charter. The key features of this agreement are:

- Restrictions on each BEE shareholder selling the company's shares for the period commencing on the listing date of Wits Gold and terminating on 1 May 2014;
- Pre-emptive rights granted by each of the BEE shareholders in favour of each other;
- No restrictions on sales of the company's shares to other HDSA shareholders;
- Call option granted by each BEE shareholder in favour of the company over each BEE shareholder's shares, exercisable in certain circumstances including, *inter alia*, a change of HDSA status of a BEE shareholder, insolvency or material breach by a BEE shareholder of this agreement;
- Undertakings by the BEE shareholders to use their best endeavours to ensure that the company complies with its obligations under the MPRDA and the Mining Charter; and
- Reporting by each of the BEE shareholders detailing its shareholder composition and HDSA status within 10 business days of the end of each financial year of the company.

These obligations have become effective as from the date of the company's listing on the JSE Limited on 24 April 2006.

# DIRECTORS' APPROVAL AND STATEMENT OF RESPONSIBILITY

The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the financial statements and related information. The auditors are responsible to report on the fair presentation of the financial statements. The financial statements have been prepared in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

The directors are also responsible for the company's system of internal financial control. These are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements, and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect misstatement and loss. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements have been prepared on the going concern basis, since the directors have every reason to believe that the company has adequate resources in place to continue in operation for the foreseeable future.

The annual financial statements for the year ended 28 February 2006 set out on pages 26 to 40 were approved by the board of directors on 28 March 2006 and are signed on its behalf by:

**D Urquhart**
*Chief Financial Officer*

**Dr M B Watchorn**
*Chief Executive Officer*

# REPORT OF THE INDEPENDENT AUDITORS

**To the shareholders of Witwatersrand Consolidated Gold Resources Limited**

We have audited the annual financial statements of Witwatersrand Consolidated Gold Resources Limited set out on pages 26 to 40 for the year ended 28 February 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company as of 28 February 2006 and the results of its operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act in South Africa.

**KPMG Inc.**
*Registered Accountants and Auditors*
*Chartered Accountants (SA)*

**Per I Kramer**
*Director*
28 March 2006

The directors present their report for the year ended 28 February 2006. This report forms part of the audited annual financial statements.

## Nature of business

The company carries on the business of acquiring, preserving, evaluating, trading and developing prospecting rights for exploration and investment purposes.

During the year under review the company submitted nine applications to the Department of Minerals and Energy for Prospecting Rights under the Mineral and Petroleum Resources Development Act of 2002. At 28 February 2006, six of these applications had been granted to the company with the remaining three still in the process of approval.

## Adoption of IFRS 2, Share-based payment

The company adopted a new standard on share-based payment (IFRS 2), which resulted in changes to the accounting policy that affected the amounts reported for the current and prior periods.

## Share capital

Both the authorised and issued share capital of the company remained unchanged during the year ended 28 February 2006. Full details of the company's share capital are set out in note 5 to these financial statements.

## Dividends

No dividends were declared or paid by the company during the year under review (2005 – Rnil).

## Intangible exploration and evaluation assets and going concern

The company's financial statements have been prepared on the assumption that the company will continue as a going concern. The company is in its early stages of its exploration activities and plans to continue with these for the foreseeable future. Exploration and evaluation expenditure has been deferred on the balance sheet in terms of the disclosed accounting policy. The company is currently not generating revenue, and will continue to capitalise exploration and evaluation expenditure until the expenditure is reasonably capable of being fully recoverable from a successful development of the specific area or alternatively by its sale. This could take a number of years.

Due to the inherent risk in the nature of exploration activities, there is uncertainty regarding the carrying value of the company's exploration expenditure. To meet its ongoing obligations and maintain its operations the company will periodically seek to raise additional equity funding which will be premised on the exploration results and the contingent further exploration plans. This will be in the form of the issue of additional company shares both to local and international markets.

## Post balance sheet events

The directors are not aware of any material changes that have taken place in the financial position or nature of the company between 28 February 2006 and the date of this report other than those set out therein.

The company plans to list its shares on the JSE Limited stock exchange during April 2006.

## Directors

The directors of the company during the accounting period and up to the date of this report were as follows:

*Executive directors*

Marcus Barrie Watchorn

Derek Macdonald Urquhart — Appointed 30 March 2005

*Non-executive directors*

Adam Richard Fleming

Mbendeni Humphrey Mathe

Taole Resetselemang Mokoena

## Secretary

The secretary of the company is Mr B J Dowden, his registered business and postal address are:

7 Pam Road
Morningside
2057

PO Box 651129
Benmore
2010

# as at 28 February 2006

| | Note | 2006<br>R | 2005<br>(Restated)<br>R |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | **18,521,734** | 15,032,438 |
| Equipment | 2 | **296,720** | 196,934 |
| Intangible exploration and evaluation assets | 3 | **18,225,014** | 14,835,504 |
| **Current assets** | | **26,156,486** | 33,100,726 |
| Trade and other receivables | | **63,310** | 2,313,524 |
| Bank and cash | 4 | **26,093,176** | 30,787,202 |
| **Total assets** | | **44,678,220** | 48,133,164 |
| **Equity and liabilities** | | | |
| **Capital and reserves** | | **43,912,855** | 44,855,127 |
| Ordinary share capital | 5 | **246,531** | 246,531 |
| Share premium | 5 | **47,092,879** | 47,092,879 |
| Equity-settled share-based payment reserve | 6 | **2,534,380** | 339,500 |
| Accumulated loss | | **(5,960,935)** | (2,823,783) |
| **Current liabilities** | | **765,365** | 3,278,037 |
| Shareholder's loan | 7 | **-** | 467,204 |
| Director's loan | 7 | **-** | 1,051,397 |
| Trade and other payables | | **659,563** | 281,825 |
| Provisions | 8 | **105,802** | 1,477,611 |
| **Total equity and liabilities** | | **44,678,220** | 48,133,164 |

# INCOME STATEMENT
## for the year ended 28 February 2006

| | Note | 2006<br>R | 2005<br>(Restated)<br>R |
|---|---|---|---|
| **Revenue** | | **–** | – |
| Operating costs | | **(5,017,253)** | (2,672,459) |
| **Operating loss** | 10 | **(5,017,253)** | (2,672,459) |
| Interest income | | **1,885,667** | 863,853 |
| Interest expense | | **(5,566)** | (118,898) |
| **Loss for the year before taxation** | | **(3,137,152)** | (1,927,504) |
| Taxation | 11 | **–** | – |
| **Loss for the year** | | **(3,137,152)** | (1,927,504) |
| **Loss per share and diluted loss per share** | | | |
| Weighted average number of shares in issue | 17 | **24,653,106** | 4,135,097 |
| Basic loss per share (cents) | | **12.73** | 46.61 |
| Diluted weighted average number of shares in issue | 18 | **24,991,662** | 4,135,097 |
| Diluted loss per share (cents) | | **23.99** | 46.61 |

# STATEMENT OF CHANGES IN EQUITY

## for the year ended 28 February 2006

| | Ordinary share capital R | Share premium R | Equity-settled share-based payment reserve R | Accumu-lated loss R | Total R |
|---|---|---|---|---|---|
| **Balance at 29 February 2004** | **10** | **–** | **–** | **(896,279)** | **(896,269)** |
| Loss for the year (restated) | – | – | – | (1,927,504) | (1,927,504) |
| Equity-settled share-based payment (refer to note 6) (restated) | – | – | 339,500 | – | 339,500 |
| Issue of share capital | 246,521 | 47,092,879 | – | – | 47,339,400 |
| **Balance at 28 February 2005** | **246,531** | **47,092,879** | **39,500** | **(2,823,783)** | **44,855,127** |
| Loss for the year | – | – | – | (3,137,152) | (3,137,152) |
| Equity-settled share-based payment (refer to note 6) | – | – | 2,194,880 | – | 2,194,880 |
| **Balance at 28 February 2006** | **246,531** | **47,092,879** | **2,534,380** | **(5,960,935)** | **43,912,855** |

# CASH FLOW STATEMENT

## for the year ended 28 February 2006

| | Note | 2006<br>R | 2005 (Restated)<br>R |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Cash utilised in operating activities | 12.1 | **(1,617,693)** | (2,880,853) |
| Interest received | | **1,885,667** | 863,853 |
| Interest paid | | **(5,566)** | (118,898) |
| Net cash generated by/(utilised in) operating activities | | **262,408** | (2,135,898) |
| **Cash flows from investing activities** | | | |
| *Expenditure to maintain operating capacity* | | | |
| Equipment acquired | 2 | **(178,323)** | (203,128) |
| Intangible exploration and evaluation assets acquired | 3 | **(3,389,510)** | (14,835,504) |
| Net cash utilised in investing activities | | **(3,567,833)** | (15,038,632) |
| **Cash flows from financing activities** | | | |
| Shares issued | 5 | **–** | 246,521 |
| Share premium | 5 | **–** | 47,092,879 |
| Decrease in shareholder's loan | 7 | **(467,204)** | (429,065) |
| (Decrease)/increase in director's loan | 7 | **(1,051,397)** | 1,051,397 |
| Net cash (utilised in)/generated by financing activities | | **(1,518,601)** | 47,961,732 |
| (Decrease)/increase in cash and cash equivalents | | **(4,824,026)** | 30,787,202 |
| Cash and cash equivalents at beginning of the year | 4 & 12.2 | **30,787,202** | – |
| Cash and cash equivalents at end of the year | 4 & 12.2 | **25,963,176** | 30,787,202 |

## 1. Significant accounting policies

Wits Gold is a company domiciled in the Republic of South Africa.

### 1.1 Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board (IASB) and in the manner required by the Companies Act of South Africa.

### 1.2 Basis of preparation

The financial statements are presented in South African Rands. The financial statements are prepared on the historical cost basis except for financial instruments and equity-settled share-based payments, which are stated at fair value. The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in the directors' report.

The accounting policies adopted are consistent with those of the previous financial year, except that the company has adopted IFRS 2, *Share-based payment*. IFRS 2 is a new standard, which is effective for annual periods beginning on or after 1 January 2005.

IFRS 2 requires the recognition of equity-settled share-based payments at fair value whereas previously no such payments were recognised. In accordance with the transitional provisions of IFRS 2, the standard has been applied retrospectively to all grants of equity instruments after 7 November 2002, that were unvested as of the effective date of the standard. Accordingly the standard therefore applies to share options granted in 2005.

The company has elected to early adopt IFRS 6, *Exploration for and Evaluation of Mineral Resources*, which is effective for periods commencing on or after 1 January 2006. As the company had always been applying the principles of IFRS 6, the comparative financial statements have not been restated.

### 1.3 Equipment

Equipment is stated at historical cost less accumulated depreciation and any impairment losses. Depreciation is charged to the income statement on the straight-line method over their estimated useful lives of each part of an item of equipment. The depreciation rates applicable to each category of equipment are as follows:

| | |
|---|---|
| – furniture and fittings | 16.67% |
| – office equipment | 16.67% |
| – computer equipment | 33.33% |

### 1.4 Taxation

Taxation comprises of current and deferred tax.

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted or substantially enacted at the balance sheet date, and any adjustment of tax payable for previous years.

Deferred tax is provided using the balance sheet liability method. Full provision is made for all temporary differences between the tax base of an asset or liability and its balance sheet carrying amount. Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it related to items previously charged or credited directly to equity. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using the tax rates enacted or substantially enacted at balance sheet date.

Assets are not raised in respect of the deferred taxation on assessed losses unless it is probable that future taxable profits will be available against which the deferred tax asset can be realised in the foreseeable future.

**1.5 Provisions**

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are determined by discounting the expected future cash flows. The discounted rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

The amount recognised as a provision is the best estimate at the balance sheet date of the expenditure required to settle the obligation.

**1.6 Financial instruments**

*Initial recognition*

Financial instruments are initially recognised when the company becomes party to the contractual terms of the instrument, and they are all recognised on the company's balance sheet.

*Measurement*

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

*Trade and other receivables*

Trade and other receivables are stated at cost less impairment losses.

*Cash and cash equivalents*

Cash and cash equivalents are measured at fair value at balance sheet date.

*Financial liabilities*

The company's principal financial liabilities are loans and trade and other payables.

*Trade and other payables*

Trade and other payables have no fixed maturity and are, subsequent to initial recognition, measured at amortised cost.

*Loans*

Loans are recognised at amortised cost, comprising original debt less principal payments and amortisations.

*Gains and losses on subsequent measurement*

Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss in the year in which the change arises.

*Offset*

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the company has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

**1.7 Intangible exploration and evaluation assets**

*Prospecting rights*

Exploration and evaluation costs, including the costs of acquiring prospecting rights and directly attributable exploration expenditure, are capitalised as intangible exploration and evaluation assets on a project-by-project basis, pending determination of the technical feasibility and commercial viability. The capitalised costs are presented as intangible exploration and evaluation assets as a result of the nature of the assets acquired.

The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. Upon determination of proven reserves intangible exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from intangible exploration and evaluation assets to other appropriate categories of non-current assets. Amortisation of these assets commences once these assets are appropriately reclassified and are in commercial production.

Intangible exploration and evaluation assets are assessed for impairment based on the policy provided in 1.8.

However, additional guidance as provided by IFRS 6 is used to determine indicators of impairment. These include:

- The period to explore granted in terms of the prospecting rights acquired has expired during the period; will expire in the near future; or is not expected to be renewed;
- Further exploration on the projects are neither budgeted nor planned for in the near future;
- A decision was made not to develop a project; and
- There is an indication that the carrying amount of the intangible exploration and evaluation assets is unlikely to be recovered in full from a successful development or the sale of the project.

If a project is abandoned, the related costs are expensed in the income statement immediately.

**1.8 Impairment**

The carrying amounts of the company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate cash inflows that are largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

**1.9 Share-based payment**

Where share-based payments have been made by the company, the valuation of the respective services received are accounted for on the following basis:

*Employee services received*

The fair value of these services is measured on grant date based on the difference between the fair value of the shares issued and any amount the employee pays for the shares. The expense is recognised in the income statement when it vests and a corresponding amount is credited to an equity-settled share-based payment reserve, which forms part of the company's equity.

*Corporate advisory services received*

The fair value of these services is based on an estimation of the amount of work undertaken during the respective financial years and at market values of similar services. The expense is recognised over the period of the services. These amounts are expensed in the income statement and corresponding amounts are credited to an equity-settled share-based payment reserve account which forms part of the company's equity.

**1.10 Operating lease**

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

**1.11 Interest**

Interest expense comprises interest payable on borrowings calculated using the effective interest rate method.

Interest income is recognised in the income statement as it accrues, using the effective interest method.

| | Cost R | Accumulated depreciation R | Carrying amount R |
|---|---|---|---|
| **2. Equipment** | | | |
| **2006** | | | |
| *Owned assets* | | | |
| Furniture and fittings | **156,110** | **(16,334)** | **139,776** |
| Office equipment | **31,312** | **(5,502)** | **25,810** |
| Computer equipment | **194,029** | **(62,895)** | **131,134** |
| | **381,451** | **(84 731)** | **296,720** |
| 2005 | | | |
| *Owned assets* | | | |
| Furniture and fittings | 37,592 | (116) | 37,476 |
| Office equipment | 21,087 | (955) | 20,132 |
| Computer equipment | 144,449 | (5,123) | 139,326 |
| | 203,128 | (6,194) | 196,934 |

*The carrying amounts of equipment can be reconciled as follows:*

| | Carrying amount at beginning of year R | Additions R | Depreciation R | Carrying amount at end of year R |
|---|---|---|---|---|
| **2006** | | | | |
| *Owned assets* | | | | |
| Furniture and fittings | **37,476** | **118,518** | **(16,218)** | **139,776** |
| Office equipment | **20,132** | **10,225** | **(4,547)** | **25,810** |
| Computer equipment | **139,326** | **49,580** | **(57,772)** | **131,134** |
| | **196,934** | **178,323** | **(78,537)** | **296,720** |
| 2005 | | | | |
| *Owned assets* | | | | |
| Furniture and fittings | – | 37,592 | (116) | 37,476 |
| Office equipment | – | 21,087 | (955) | 20,132 |
| Computer equipment | – | 144,449 | (5,123) | 139,326 |
| | – | 203,128 | (6,194) | 196,934 |

| | Carrying amount at beginning of the year R | Additions R | Carrying amount at end of the year R |
|---|---|---|---|
| **3. Intangible exploration and evaluation assets** | | | |
| **2006** | | | |
| Prospecting rights | **14,835,504** | **3,389,510** | **18,225,014** |
| 2005 | | | |
| Prospecting rights | – | 14,835,504 | 14,835,504 |

Included in prospecting rights are directly attributable exploration expenditure capitalised relating to legal fees, consulting geologists' fees and a portion of salaries; as well as acquired prospecting rights (refer note 13).

| | **2006 R** | 2005 R |
|---|---|---|
| **4. Bank and cash** | | |
| Bank and cash comprise: | | |
| – Bank balances | **25,958,642** | 30,787,202 |
| – Petty cash | **4,534** | – |
| Cash and cash equivalents per cash flow statement | **25,963,176** | 30 787,202 |
| – Restricted cash provided as security for guarantees issued by the bank | **130,000** | – |
| | **26,093,176** | 30,787,202 |

Included in bank and cash is an amount of R130,000 (2005 – Rnil), which has been ceded as security to cover guarantees issued by the company's bankers in favour of the Department of Minerals and Energy.

| | Date issued | Par value R/share | Number of shares | Share capital R | Share premium R | Total R |
|---|---|---|---|---|---|---|
| **5. Ordinary share capital** | | | | | | |
| **Share capital – authorised** | | | | | | |
| Incorporation at par | | 1.00 | 1,000 | 1,000 | – | 1,000 |
| Subdivision | 14/05/2004 | 0.01 | 100,000 | 1,000 | – | 1,000 |
| Increase of shares authorised | 20/10/2004 | 0.01 | 50,000,000 | 500,000 | – | 500,000 |
| **Share capital – issued** | | | | | | |
| Incorporation at par | | 1.00 | 10 | 10 | – | 10 |
| Subdivision | 14/05/2004 | 0.01 | 1,000 | 10 | – | 10 |
| Issue at premium of R199.99 | 20/08/2004 | 0.01 | 87,500 | 875 | 17,499,125 | 17,500,000 |
| Issue at no premium | 20/08/2004 | 0.01 | 11,500 | 115 | – | 115 |
| Issue at no premium | 14/12/2004 | 0.01 | 19,900,000 | 199,000 | – | 199,000 |
| Issue at premium of R6.36 | 20/12/2004 | 0.01 | 4,607,581 | 46,076 | 29,304,215 | 29,350,291 |
| Issue at premium of R6.36 | 28/02/2005 | 0.01 | 45,525 | 455 | 289,539 | 289,994 |
| | | | 24,653,106 | 246,531 | 47,092,879 | 47,339,410 |

**Employees shareholding**

Included in the share issue on 14 December 2004 are 500,000 shares that have been set aside for company employees. The shares have been issued to a nominee company which is not under the control of the company or its directors. At 28 February 2006, 199,900 (2005 – Rnil) of these shares had been allocated to employees, leaving 300,100 for future allocations.

| | 2006 R | 2005 (Restated) R |
|---|---|---|
| **6. Equity-settled share-based payment reserve** | | |
| The adoption of IFRS 2 during the year, resulted in a change in the accounting policy with respect to the treatment of equity-settled share-based payment. Previously, equity-settled share-based payment transactions were not recognised, whereas now an expense is recognised for the employee and corporate advisory services received, and a corresponding equity-settled share-based payment reserve is raised in the balance sheet. | | |
| The company adopted IFRS 2 because it became effective for period commencing 1 January 2005. The change in accounting policy was accounted for retrospectively in accordance with the transitional provisions of IFRS 2 and accordingly the 2005 comparative financial statements have been restated. The accumulated loss at 29 February 2004 was not restated as no equity-settled share-based payment transactions took place during the 2004 year. The effect of the adoption of IFRS 2 is as follows: | | |
| The equity-settled share-based payment reserve is analysed as follows: | | |
| Balance at beginning of year | **339,500** | – |
| Services rendered by employees | **239,880** | – |
| Services rendered by corporate advisers | **1,955,000** | 339,500 |
| | **2,534,380** | 339,500 |
| For 2005, the equity-settled share-based payment resulted in an increase in the loss for the year of R339,500. The balance sheet at 28 February 2005 has been restated to reflect the recognition of an equity-settled share-based payment reserve of R339,500. The effect of the equity-settled share-based payment on loss per share is 8.2 cent decrease in loss per share and diluted loss per share 1.1 cent decrease in diluted loss per share. | | |
| For 2006, the impact of equity-settled share-based payments is a charge to the income statement of R2,194,880. At 28 February 2006, the equity-settled share-based payment reserve in the balance sheet amounted to R2,534,380. The effect of the equity-settled share-based payment on loss per share is 8.9 cent decrease in loss per share and diluted loss per share 11.5 cent decrease in diluted loss per share. | | |
| **7. Related party transactions** | | |
| **Operating lease** The company rents office accommodation from Johannesburg Land Company (Proprietary) Limited in which AR Fleming, a non-executive director, has an interest. The agreement was entered into at market related rates. Rental paid in terms of this agreement for the year was R155,164 (2005 – R10,653 representing two months) (refer note 9). | | |
| **Shareholder's loan** | | |
| Hardybay Group Limited | **–** | 467,204 |
| **Director's loan** | | |
| AR Fleming | **–** | 1,051,397 |
| The loans were unsecured, bore interest at 3% per annum (equivalent to the inter-bank rate in the United Kingdom) and have been repaid in full as at 28 February 2006. | | |
| **Key personnel** | | |
| Directors' emoluments paid – refer to note 10. | | |

| | Capital raising costs R | Other R | Total R |
|---|---|---|---|
| **8. Provisions** | | | |
| Balance at 1 March 2004 | – | – | – |
| Provisions made during the year | 1,311,500 | 166,111 | 1,477,611 |
| **Balance at 28 February 2005** | 1,311,500 | 166,111 | 1,477,611 |
| Provisions utilised during the year | (1,311,500) | (166,111) | (1,477,611) |
| Provisions made during the year | – | 105,802 | 105,802 |
| **Balance at 28 February 2006** | **–** | **105,802** | **105,802** |
| Included in other provisions for the current year is leave pay. | | | |

| | **2006 R** | 2005 R |
|---|---|---|
| **9. Commitments** | | |
| The future operating lease charges for premises are: | | |
| Payable within one year | **150,275** | 93,016 |
| Payable later than one year, but not later than five years | **146,793** | 199,248 |
| | **297,068** | 292,264 |
| Monthly operating lease charges escalate at a rate of 8% annually and are straight-lined over the period of the lease | | |
| **10. Operating loss** | | |
| Operating loss is arrived at after taking into account: | | |
| *Expenditure* | | |
| Auditors' remuneration | **114,316** | 75,000 |
| – audit fee | **90,000** | 75,000 |
| – prior year under provision | **24,316** | – |
| Depreciation | | |
| – equipment | **78,537** | 6,194 |
| Directors' emoluments | | |
| *Executives* | **1,069,171** | 176,178 |
| – managerial remuneration | **1,643,671** | 706,178 |
| – equity-settled share-based payment | **123,000** | – |
| – Less amounts capitalised to intangible exploration and evaluation assets | **(697,500)** | (530,000) |
| *Non-executives* | | |
| – for services as directors | **180,000** | 45,000 |
| *Personnel expenses* | **286,476** | – |
| – salaries | **870,468** | – |
| – less amounts capitalised to intangible exploration and evaluation assets | **(583,992)** | – |
| Lease rentals – premises | **155,164** | 10,653 |
| Legal fees | **78,056** | 119,171 |
| Equity-settled share-based payments | **2,071,880** | 339,500 |
| – corporate advisers | **1,955,000** | 339,500 |
| – employees | **116,880** | – |

| | 2006 R | 2005 R |
|---|---|---|
| **11. Taxation** | | |
| *Current tax* | | |
| The company does not have a current tax expense as the company has an estimated tax loss of R742,152 (2005 – R472,649). | | |
| *Deferred tax* | | |
| The company does not have a deferred tax charge as the company is still in the exploration phase and it is uncertain whether there will be adequate future taxable profits available against which the deferred tax asset can be utilised. | | |
| **12. Notes to the cash flow statement** | | |
| **12.1 Cash utilised in operating activities** | | |
| Loss for year before taxation | **(3,137,152)** | (1,927,504) |
| Adjustments for non-cash items: | | |
| – depreciation | **78,537** | 6,194 |
| – equity-settled share-based payment | **2,194,880** | 339,500 |
| Interest income | **(1,885,667)** | (863,853) |
| Interest expense | **5,566** | 118,898 |
| Increase in restricted cash | **(130,000)** | - |
| (Decrease)/increase in provisions | **(1,371,809)** | 1,477,611 |
| | **(4,245,645)** | (849,154) |
| Movements in working capital | | |
| Decrease/(increase) in trade and other receivables | **2,250,214** | (2,313,524) |
| Increase in trade and other payables | **377,738** | 281,825 |
| Cash utilised in operating activities | **(1,617,693)** | (2,880,853) |
| **12.2 Cash and cash equivalents** | | |
| Cash and cash equivalents consist of unrestricted cash on hand and balances with banks (refer to note 4). | **25,963,176** | 30,787,202 |

## 13. Acquisition of prospecting rights

The company acquired prospecting rights from AngloGold Ashanti Limited, Gold Fields Limited and Armgold-Harmony Freegold Joint Venture. In terms of the acquisition agreements should the company proceed with the construction of a mine on the land to which these prospecting rights attach, then the respective seller of those prospecting rights has an option to participate up to a 40% beneficial interest in that mine.

## 14. Equity-settled share-based payment

14.1 Share options granted for advisory services received

The company has entered into agreements whereby Fleming Family & Partners Advisory Limited (FF&P) and JPMorgan Equities Limited were engaged to act as financial and corporate advisers to the company in relation to the initial private placement and the listing of the company's shares. In terms of the agreements:

FF&P was granted the following options to acquire shares in the 2005 financial year:

- 500,000 shares at R6.37 per share on the successful completion of a private placement of shares. This option can be exercised at any time after the date of the successful listing of the company on the JSE Limited, but not later than two years from this date. Should FF&P realise a profit greater than US$4.5 million on the sale of the shares, 50% of the excess profit will be payable to the company; and
- 200,000 shares at R31.85 per share on the successful completion of the listing of the company on the JSE Limited, a secondary listing on a North American stock exchange and a capital raising transaction in 2007. This option can be exercised at any time after the capital raising in 2007 but not later than two years from this date. Should FF&P realise a profit greater than US$3 million on the sale of the shares, 50% of the excess profit will be payable to the company. and

JPMorgan Equities Limited was granted the following options to acquire shares in the 2006 financial year:

- 500,000 shares at R6.37 per share on the successful completion of the listing of the company on the JSE Limited. This option can be exercised at any time after the date of the successful listing of the company, but not later than two years from this date. Should JPMorgan Equities Limited realise a profit greater than US$4.5 million on the sale of the shares, 50% of the excess profit will be payable to the company; and
- 200,000 shares at R31.85 per share on the successful completion of a secondary listing on a North American stock exchange and a capital raising transaction in 2007. This option can be exercised at any time after the capital raising in 2007 but not later than two years from this date. Should JPMorgan Equities Limited realise a profit greater than US$3 million on the sale of the shares, 50% of the excess profit will be payable to the company.

Details of the share options outstanding during the year are as follows:

| | **28 February 2006** | | 28 February 2005 | |
|---|---|---|---|---|
| | **Number of share options** | **Weighted average exercise price** | Number of share options | Weighted average exercise price |
| Outstanding at the beginning of the year | **700,000** | **13.65** | – | – |
| Granted during the year | **700,000** | **13.65** | 700,000 | 13.65 |
| Outstanding at the end of the year | **1,400,000** | **13.65** | 700,000 | 13.65 |

The company recognised a total expense of R1,955,000 (2005 – R339,500) related to these equity-settled share-based payment transactions (refer to note 6 and 10).

14.2 Shares issued for employee services received

During the year the employees were granted shares, without any service conditions.

The fair value of the employees services rendered was measured by reference to the fair value of the company at 31 October 2005. This fair value was determined by a company directors' valuation of the company as it is currently an unlisted company.

The company recognised a total expense of R239,880 (2005 – Rnil) related to these equity-settled share-based payment transactions (refer to note 6 and 10).

## 15. Capital commitments and contingent liabilities

There are no other significant capital commitments or contingent liabilities other than disclosed.

## 16. Financial instruments

The company's exposure to credit, interest rate and currency risks arises in the normal course of the company's business.

### 16.1 Credit risk

The company is currently not exposed to any significant credit risk.

### 16.2 Currency risk

The company is currently not exposed to any significant currency risk.

### 16.3 Interest rate risk

The company is exposed to interest rate risk on its cash balances (refer to note 4). The call account bears fixed interest at 6.85% and has no maturity date.

### 16.4 Fair values

The fair values of all financial instruments are substantially identical to carrying amounts reflected in the balance sheet.

## 17. Loss per share and headline loss per share

The calculation of loss per ordinary share and headline loss per ordinary share are based on:

- Weighted average of 24,653,106 (2005 – 4,135,097) shares outstanding during the year; and
- Net loss attributable to ordinary shareholders of R3,137,152 (2005 – R1,927,504).

Post balance sheet events

The company plans to list its shares on the JSE Limited stock exchange during April 2006 and plans to issue 400,000 shares. The effect of the additional shares on the loss per share and headline loss per share is a decrease of 0.21 cent in the loss per share and headline loss per share.

| | 2006 R | 2005 R |
|---|---|---|
| **18. Diluted loss per share** | | |
| The calculation of diluted loss per share at 28 February 2006 was based on loss attributable to ordinary shareholders of R5,994,295 (2005 – R1,927,504) and a weighted average number of ordinary shares outstanding during the year ended 28 February 2006 of 24,991,662 (2005 – 4,135,097). | | |
| **Loss attributable to ordinary shareholders (diluted)** | | |
| Loss attributable to ordinary shareholders | **(3,137,152)** | (1,927,504) |
| After-tax effect of future equity-settled share-based payment transactions | **(2,857,143)** | – |
| Profit attributable to ordinary shareholders (diluted) | **(5,994,295)** | (1,927,504) |
| **Weighted average number of ordinary shares (diluted)** | | |
| Weighted average number of ordinary shares | **24,653,106** | 4,135,097 |
| Effect of future equity-settled share-based payment transactions | **338,556** | – |
| Weighted average number of ordinary shares (diluted) | **24,991,295** | 4,135,097 |

The share options granted relating to the succesful listing of the company locally and internationally were excluded from the calculation of the diluted loss per share as they are anti-dilutive.They could, however, be dilutive in the future.

The key assumptions and the approach to determine the diluted weighted average number of ordinary shares are:

| **Assumptions** | **How determined** |
|---|---|
| Average market price | The proposed initial listing price of the shares was discounted by 25% as the company is not a listed company.The diluted loss per share for 2005 was also based on this assumption. |
| Fair value of the future equity-settled share-based payment transactions | The fair value was based on the value of the work performed until 28 February 2006, adjusted for additional requirements by the international markets. |

Any significant changes in these assumptions could change the diluted loss per share.

**WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED**

Registration number 2002/031365/06

("the company")

**Notice to members**

Notice is hereby given that the 3rd annual general meeting of the members of the company will be held on the Mezzanine Floor, Life Centre, 45 Commissioner Street, Johannesburg on the 5 October 2006 at 12:00 hours for the following purposes:

1. to consider and if deemed fit to adopt with or without modification the following ordinary and special resolutions as ordinary business:

1.1 **RESOLVED AS ORDINARY RESOLUTION NO. 1 THAT** the annual financial statements of the company for the year ended 28 February 2006, including the reports of the directors and auditors be and are hereby received and adopted;

1.2 **RESOLVED AS ORDINARY RESOLUTION NO. 2 THAT**, in accordance with the provisions of section 210 of the Companies Act, 1973 ("the Companies Act"), the members hereby agree to appoint directors of the company at the annual general meeting by a single resolution and not vote on each appointment individually;

1.3 **RESOLVED AS ORDINARY RESOLUTION NO. 3 THAT** Adam Richard Fleming and Marcus Barrie Watchorn being those directors of the company retiring by rotation in terms of the company's Articles of Association ("the Articles") and who being eligible have offered themselves for re-election, be and are hereby re-appointed as directors of the company. The nominations committee recommends the candidates for re-election.

1.4 **RESOLVED AS ORDINARY RESOLUTION NO. 4 THAT KPMG Inc.** be and are hereby re-appointed as the auditors of the company and the remuneration of the auditors be and is hereby approved;

On the advice of the audit committee, the board recommends KPMG Inc. be re-appointed as auditors of the company.

1.5 **RESOLVED AS ORDINARY RESOLUTION NO. 5 THAT** the following proposed fees payable to the non-executive directors for the period 1 March 2007 to 29 February 2008 be and are hereby approved:

| | |
|---|---|
| 1.5.1 Mr Adam R Fleming (chairman) | R130 000 |
| 1.5.2 Prof Taole R Mokoena (deputy chairman) | R108 000 |
| 1.5.3 Dr Humphrey L M Mathe | R 86 400 |

1.6 **RESOLVED AS ORDINARY RESOLUTION NO. 6 TO** place no more than 15% of the unissued share capital of the company under the control of the directors in terms of section 221 of the Companies Act, and to renew the authority of the directors to allot and issue no more than 15% of all the unissued shares of the company on such terms and conditions as they may deem fit, subject to the provisions of the Companies Act, and the requirements of the JSE Limited.

1.7 **RESOLVED AS ORDINARY RESOLUTION NO. 7 THAT** the directors of the company be authorised by way of a general authority to issue all or any of the shares for cash as they in their discretion deem fit, subject to the Companies Act, the Articles, the Listings Requirements of the JSE Limited ("the Listings Requirements") and the following limitations, namely that:

1.7.1 this authority shall be valid until the company's next annual general meeting or for 15 (fifteen) months from the date of this resolution, whichever period is shorter;

1.7.2 the shares which are the subject of the issue must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class of shares already in issue;

1.7.3 the shares must be issued to public shareholders and not related parties (as those terms are defined in the Listings Requirements);

1.7.4 the shares which are the subject of the issue may not exceed 15% in the aggregate in any one financial year of the number of shares of that class in issue;

1.7.5 the maximum discount at which the shares may be issued is 10% of the weighted average traded price of the company's ordinary shares measured over 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the company; and

1.7.6 announcements being published in accordance with the provisions of paragraph 11.22 of the Listings Requirements.

Approval for this ordinary resolution is obtained by achieving a 75% majority of the votes cast in favour of this resolution at the annual general meeting by all members present or represented by proxy.

**Voting and proxies**

On a show of hands every member present in person or represented in terms of section 188 of the Companies Act shall have one vote and on a poll every member present in person or by proxy or so represented shall have one vote for every share held by such member. Each ordinary shareholder entitled to attend and vote at the above meeting is entitled to appoint a proxy (who need not be a member of the company) to attend, speak and vote in his stead. Proxy forms, in the form attached to this notice, must be received at the registered office of the company not later than 12:00 hours on 3 October 2006.

If a shareholder holds certificated shares or is registered as an own name dematerialised shareholder, then:

- he may attend and vote at the annual general meeting; alternatively
- he may appoint a proxy to represent him at the annual general meeting by completing the attached form of proxy and returning it to the registered office of the company to be received by no later than 48 hours prior to the time appointed for the holding of the meeting (excluding Saturdays, Sundays and public holidays).

If a shareholder owns dematerialised shares and is not registered as an own name dematerialised shareholder, then subject to the mandate between himself and his Central Security Depository Participant ("CSDP") or broker:

- if he wishes to attend the annual general meeting he must contact his CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
- if he is unable to attend the annual general meeting but wishes to be represented at the meeting, he must contact his CSDP or broker, as the case may be, and furnish it with his voting instructions in respect of the annual general meeting. He must not complete the attached proxy form. The instructions must be provided in accordance with the mandate between himself and his CSDP or broker, as the case may be, within the time period required by his CSDP or broker, as the case may be.

**By order of the board of directors**

**Brian Dowden**
*Company secretary*

# FORM OF PROXY

WITS GOLD

**WITWATERSRAND CONSOLIDATED GOLD RESOURCES LIMITED**
("the company")

Proxy/ballot form for appointment of directors at the annual general meeting

I/We (block letters) ______________________________

of ______________________________

being a member of the company and the holder(s) of ______________ ordinary shares in the company, hereby appoint (see note 1):

1. ______________ of ______________ or failing him/her,

2. ______________ of ______________ or failing him/her,

3. ______________ of ______________ or failing him/her,

4. the chairman of the general meeting,

as my/our proxy to vote for me/us and act on my/our behalf at the annual general meeting which is to be held on 5 October 2006 or at any adjournment thereof, as follows:

| | In favour of | Against | Abstain |
|---|---|---|---|
| **Ordinary business** | | | |
| 1. Ordinary resolution no. 1 (receive and adopt annual financial statements) | | | |
| 2. Ordinary resolution no. 2 (appointment of directors by single resolution) | | | |
| 3. Ordinary resolution no. 3 (re-appointment of rotating directors) | | | |
| 4. Ordinary resolution no. 4 (appointment and remuneration of auditors) | | | |
| 5. Ordinary resolution no. 5 (approval of proposed fees to non-executive directors) | | | |
| 6. Ordinary resolution no. 6 (general authority for board of directors to issue unissued shares) | | | |
| 7. Ordinary resolution no. 7 (general authority for board of directors to issue shares for cash) | | | |

Signed this ______________ day of ______________ 2006

Signature ______________________________

A member entitled to attend and vote at the abovementioned meeting is entitled to appoint one or more proxies (none of whom need be a member of the company) to attend and speak and vote at the abovementioned general meeting in place of that member and such proxy need not also be a member of the company.

WITS GOLD

www. witsgold.com